Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross named to Dow Jones Sustainability World Index

Toronto, Ontario – September 8, 2011 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that it has been named to the Dow Jones Sustainability World Index (DJSI) for the first time. The Company was also named to the Dow Jones Sustainability North America Index for the second consecutive year.

“We are honoured that DJSI has recognized Kinross among its global leaders in corporate responsibility,” said James Crossland, Kinross’ Executive Vice-President External Relations and Corporate Responsibility. “This testifies to the dedication of our employees and their commitment to corporate citizenship as a core value and a key strategic driver for our business.”

The Dow Jones Sustainability World Index is composed of global sustainability leaders through a corporate sustainability assessment. The index represents the top 10% of the largest 2,500 companies in the Dow Jones Global Total Stock Market Index based on a thorough analysis of corporate economic, environmental and social performance.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com
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Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com